

13001166

PE 1/18/2013

NO



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Mark T. Bettencourt
Goodwin Procter LLP
mbettencourt@goodwinprocter.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-26-13

Re: iRobot Corporation
Incoming letter dated January 18, 2013

Dear Mr. Bettencourt:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to iRobot by James McRitchie. We also have received a letter on the proponent's behalf dated February 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Mark T. Bettencourt
Goodwin Procter LLP
mbettencourt@goodwinprocter.com

Re: iRobot Corporation
Incoming letter dated January 18, 2013

Dear Mr. Bettencourt:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to iRobot by James McRitchie. We also have received a letter on the proponent's behalf dated February 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 26, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: iRobot Corporation
Incoming letter dated January 18, 2013

The proposal requests that the board amend iRobot's governing documents "to allow shareowners to make board nominations" under the procedures set forth in the proposal.

We are unable to concur in your view that iRobot may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor iRobot in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that iRobot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that iRobot may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on corporate governance and shareholder suffrage issues, and not ordinary business. Accordingly, we do not believe that iRobot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
iRobot Corporation (IRBT)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 18, 2013 company request concerning this rule 14a-8 proposal.

Our Company proposes grounds for exclusion under two subdivisions of Rule 14a-8. Neither have merit. I address each in the order they are raised in the Company's January 18, 2013 letter.

Section III of our Company's letter claims "The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Therefore, Materially False and Misleading in Violation of Rule 13a-9."

The Proposal should not be excluded pursuant to Rule 14a-8(i)(3) because (A) the Proposal is not vague and indefinite, (B) the use of precatory language allows the board a reasonable degree of flexibility in addressing minor technical details and (C) if there is any language not central to the substance of the proposal that needs modifying, the Proponent would be glad to make such modifications.

While the Proposal complies with the substantive requirements of rule 14a-8, the Staff has allowed shareholder's to revise proposals that may be excluded under 14a-8(i)(3) in the past. More specifically, the Staff has stated:

> "[T]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." Staff Legal Bulletin No. 14B (September 15, 2004).

While the Proponent does not believe that the Proposal is vague or indefinite, in the event the Staff would like to see minor modifications, the Proponent asks that the Staff allow such modifications. The Proponent also requests that the Staff balances the need for ensuring that shareholders can take full advantage of Rule 14a-8(i)(8) with respect for the limitations of Rule 14a-8(d), which restricts proposals (and supporting statements) to 500 words.

Under section III, A, our Company claims the Proposal is excludable as vague because it doesn't specify when the holding periods begin and end, what price metric should be used, how to determine the date of nomination or how to determine which shareowners hold the greatest number of shares.

The language our Company refers to is nearly identical to language used on proposals last year by Kenneth Steiner at H&R Block, Forest Labs and Medtronic. Those companies also argued the language was vague and indefinite. In each case the SEC refused to issue a no-action letter.

SEC Staff have allowed companies to exclude proposals only where a "central aspect" of a proposal has not been thoroughly described. See Dell, Inc. (avail. Mar. 30, 2012). A proposal is vague and indefinite if the proposal would require a company to "make highly subjective determinations" concerning what constitutes the central aspect." NYNEX Corporation (avail. Jan. 12, 1990) (emphasis added).

Proposals are excludable under 14a-8(i)(3) only when they are "drafted so broadly that neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be required in the event the proposal was implemented." Hannaford Brothers Co. (avail. Dec. 30, 1988) (emphasis added).

Even when a term may have multiple definitions, it is only when shareholders would not be able to determine its meaning with a reasonable certainty, can it be excluded. For example, in Devon Energy Corporation the company attempted to demonstrate, by referring to the Merriam Webster Dictionary, that there was more than one meaning of the term "lobbying." Devon Energy Corporation (avail. Mar. 27, 2012). In addition the company argued that the "lobbying" term was subject to further divergent interpretations due to the terms "direct" and "indirect" lobbying, because neither of those terms were defined. However, the Staff did not concur with the company's view that the proposal was vague and indefinite. See also Yahoo! Inc. (avail. Apr. 5, 2011) (declining to concur with the company's view that the undefined terms "other repressive countries," "all policies and actions," and "might affect human rights observance in countries where it does business," were vague and indefinite).

Our Company has identified no central deficiency that would deny shareowners the ability to determine its meaning using standard dictionary definitions in the context of Rule 14a-8 filings. For example, with regard to holding periods and price, the Proposal seeks to mirror the intention found in Rule 14a-8 as to plain meaning and accessibility. Accordingly, the common and ordinary meaning must be given to "worth at least $2,000." Shares are commonly valued, in light of the average investor to which Rule 14a-8 is directed, by looking at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the highest price during that period. Again, a shareholder reading the Proposal and applying the common and ordinary meanings to the term in question would be reasonably certain of the meaning of "worth at least $2,000."

The Company also claims vagueness as to the 60 day period noted in the Proposal, because there is no indication of when the 60 day time period begins or ends. The phrase "at some point within the preceding 60 days" is preceded by the phrase "held continuously for one year." Again, the ordinary meaning must be given to the words and the Proposal must be taken as a whole. It is reasonably certain that "within the preceding 60 days," refers to within the preceding 60 days of the end of the one year holding period.

Our Company tries to introduce confusion where there is none by introducing new terms, such as "beneficial ownership," which is nowhere to be found in Rule 14a-8.

Although the Proposal did not simply cite to the outside standards in Rule 14a-8(b), the word "hold/held" is meant to capture the meaning of the term as promulgated by the Commission in Rule 14a-8(b). Rule 14a-8(b), as with the entirety of Rule 14a-8, has been drafted to facilitate understanding by shareholders, with the Commission noting that:

> "We structured this section in a question and answer format so that it is easier to understand. The reference to "you" are to shareholder[s] seeking to submit a proposal." 17 C.F.R. § 240.14a-8.

Accordingly, while there are numerous interpretations of the term "hold/held" under complex securities laws, it can only be concluded, in light of the intention of the Commission that Rule 14a-8 be accessible to and practicably usable by shareholders, that the word "hold/held," as used in Rule 14a-8(b), was meant to take on the meaning most commonly understood by those shareholders.

The word "hold" is defined in Merriam Webster's dictionary to mean: "to have possession or ownership of or to have at one's disposal." (available at http://www.merriam-webster.com/dictionary/hold <http://www.merriam-webster.com/dictionary/hold>). In short, this means that to own something is (1) to gain the benefit of that thing and/or (2) to have the ability to dispose of the thing owned. In the context of stock or shares, a shareholder coming to Rule 14a-8(b), upon which the language of the proposal is based, would be inclined to understand that to "hold" stock would be to have the benefit of that stock (the ability to vote) and/or the ability to dispose of that stock (the ability to order its transfer, sale, or other disposition). Accordingly, the word "hold/held" can be taken with reasonably certainty to include "beneficial ownership" as the Commission has intended such term to operate under Rule 14a-8. See Staff Legal Bulletin No. 14F (Noting that the vast majority of investors are beneficial holders).

Accordingly, the factual circumstances surrounding the Proposal are distinct from The Boeing Co. (avail. Mar. 2, 2011), General Electric Co. (avail. Feb. 10, 2011), and Motorola, Inc. (Jan. 12, 2011) (allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations). Here the term "hold/held" can be said to have one meaning to the vast majority of shareholders. "Hold/held" will be reasonably taken to include beneficial ownership, as such term operates under Rule 14a-8, i.e. as broadly defined to include shared or sole voting and/or investment power and having such shares held directly or indirectly. It should be noted once again that for the term to be definite it only need provide reasonable certainty not absolute certainty (Hannaford Brothers Co., avail. Dec. 30, 1988). The Proposal is neither vague nor indefinite when the common meanings of language are used.

Under section III, B, our Company claims the Proposal is excludable as vague "with Respect to How Many Directors Stockholders May Nominate."

Again, the same arguments stated above apply. The meaning of "up to 24% of the company's board of directors" is clear and cannot be muddled by referencing "director seats up for election at a particular stockholder meeting," which is nowhere mentioned in the proposal.

The Company claims that the fact that the Proposal does not specify a process for interacting with parties of multiple shareholders is fatal to the Proposal, as it presumably causes further vagueness and indefiniteness. Is should be noted that a Proposal need only be certain and definite in its central aspects. See Dell, Inc. (avail. Mar. 30, 2012). It should also be noted that a proposal (including any supporting statement) may not exceed 500 words (17 C.F.R. § 240.14a-8(d)). In consideration of such a limitation, all non-essential or non-central aspects must be removed. There is nothing in the proposal prohibiting the directors of the Company, as incumbent in their right to manage the affairs of the Company, from establishing a means of communication among shareholders. Accordingly, because the communications procedures can be determined at a later date such ministerial procedures are non-essential. Due to the limitations placed on the length of shareholder proposals under Rule 14a-8(d), all non-essential items must be left out.

Under section III, C, our Company claims the "Proposal is Misleading Because it Appears to Limit Proxy Access to Persons Unaffiliated with the Company."

Our Company is attempting to confuse the question of whether the Proposal addresses an issue appropriate for shareowner action with the different question of how the proposal would be implemented. The Proposal is about proxy access, not employment matters. Ultimately, most if not all shareowner proposals, if adopted by the board, are enforced as conditions of employment for the board and executives. In accepting their official positions within the Company, board members and executives agree to uphold the Company's governing documents. Doing so is a condition of their employment. There is nothing new or unique about the current Proposal similarly imposing, through amended governing documents, similar conditions of employment.

As a very simple example, under Delaware employment/contractor law, any citizen—and hence any shareowner of our Company—has a right to provide consulting services to competitors of our Company. Our Company can impose on our board members and officers an employment condition that they not exercise that specific right during the tenure of their service.

Similarly, Paragraph 2 of the Proposal does not deny board members' and officers' right to participate in proxy access. Rather, it imposes on them an employment condition that they not exercise that specific right during the tenure of their service. Seen in this light, Paragraph 2 is perfectly reasonable and legal.

Under section III, D, our Company claims "The Proposal is Vague with Respect to what actions the Company Must Take to Fully Explain the Legal Requirements for Nominating Board Members Under the Proposal."

Our Company claims the Proposal is vague with respect to fully explaining legal requirements but present no real arguments, other than burden, which is not the same as vague. The Proposal leaves many details to Board discretion. Therefore, it is necessary for our Company to fully explain the legal requirements so those seeking to nominate under the provisions adopted will know how to do so in subsequent years, taking into account the Board's decisions.

Under section III, E, our Company claims "The Proposal is Vague and Materially Misleading Because the Supporting Statement Suggests Stockholders Do Not Currently have the Right to Nominate Directors.

It is difficult to see what this claim is based on. Nowhere does the Proposal say shareowners are currently prohibited from suggesting nominations to the Board.

Under section III, F, our Company claims "The Proposal is Vague and Misleading Because it Cannot be Reconciled With the Company's Existing By-laws."

The Proposal clearly asks our Board to "amend our governing documents," leaving discretion to the Board as to which documents need amended and what form the specific amendments should take in order to implement the Proposal. While our Company claims the "Proposal effectively strips the Company's board of directors of any discretion in this matter, even where the board's fiduciary duties require such discretion to be exercise," the Proposal does nothing of the kind. A proposal is not vague for merely granting the board broad discretion.

Our Company argues the "Proposal does not provide the Company's board of directors with the necessary discretion to exclude (or otherwise treat unequally) any stockholder nominee if, in the exercise of the board's fiduciary duties, the Company's board of directors determined that such exclusion (or unequal treatment) was in the best interest of the Company and its stockholders." Yet, the Proposal places no such limitations of the fiduciary duty of the board.

If fiduciary duty requires such treatment, then it is necessary. If, according to the board's best business judgment, they should treat a certain nominee or board member unequally, and fiduciary duty requires them to act on their best business judgment, then it is necessary that they so treat that board member or nominee unequally. The Proposal anticipates such issues with the inclusion of paragraph 6, which requests the board fully explain all legal requirements for nominators and nominees.

Section III of our Company's letter claims "The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) because the Proposal Constitutes Interference With the Company's Business Operations."

As explained above, the Proposal would nowhere limit the board's right to exercise their fiduciary duties. Our Company has shown no violation of Rule 14a-8(i)(7).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Glen D. Weinstein <gweinstein@irobot.com>

[IRBT: Rule 14a-8 Proposal, December 13, 2012]

Proposal 4* – Proxy Access for Shareholders

WHEREAS, Our company's stock price declined over one and two year periods, being relatively flat over five years. Our CEO chairs the board. A June 2012 GMI Ratings report found that companies with a separate CEO and chair provide investors with five-year shareholder returns nearly 28% higher than those with combined roles. Our company has a classified board elected on a plurality basis. Shareowners cannot call a special meeting or take action by written consent. A supermajority is required to amend specific bylaws. Our company even has a poison pill not ratified by shareowners. These poor governance policies make it difficult for shareowners to hold individual board members accountable. It is time we allowed shareowners to nominate conscientious independent directors who will move our company forward.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or

b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one half of one percent but less than five percent of the Company's securities eligible to vote for the election of directors.

2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.

4. If necessary, preference among 1(a) nominators will be shown to those shareowners/groups holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those groups with the greatest number of shareowners who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Please vote to protect shareholder value:

Proxy Access for Shareholders – Proposal 4*

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

January 18, 2013

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: iRobot Corporation – 2013 Annual Meeting Omission of Stockholder Proposal Submitted by Mr. James McRitchie

Ladies and Gentlemen:

On behalf of our client iRobot Corporation, a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action against the Company if, for the reasons stated below, the Company were to omit the proposal submitted by James McRitchie (the "Proponent") from its proxy materials for its annual meeting of stockholders (the "Annual Meeting") expected to be held in May 2013 (the "2013 Proxy Materials"). The Company currently anticipates that it will file its definitive proxy statement and form of proxy with respect to the Annual Meeting with the Commission no earlier than 80 calendar days after the date of this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at *shareholderproposals@sec.gov*. A copy of this letter is also being sent concurrently to the Proponent as notice of the Company's intent to exclude the Proponent's proposal from the 2013 Proxy Materials.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proponent's proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act and SLB 14D.

I. The Proposal.

On December 13, 2012, the Company received by electronic mail a letter dated December 4, 2012 from the Proponent containing a stockholder proposal (the "Proposal") for inclusion in the 2013 Proxy Materials to be distributed by the Company in connection with the Annual Meeting. The Proposal and accompanying cover letter are attached hereto as Exhibit A. The Proposal proposes the adoption of amendments to the Company's governing documents to allow stockholders to make board nominations.

II. Basis for Exclusion.

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(7) because the Proposal constitutes interference with the Company's ordinary business operations.

III. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Therefore, Materially False and Misleading in Violation of Rule 14a-9.

The Company believes that it may properly exclude the Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(3), which permits the exclusion of a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. The Staff has taken the position that a proposal may be excluded on this ground if the proposal is so vague and indefinite "that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *Compass Bancshares, Inc.* (January 13, 1998). The Staff has stated that such vague and indefinite proposals are "misleading, in that, any action ultimately taken by the company upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast." *See E.I. du Pont de Nemours & Company, Inc.* (February 8, 1977).

The Proposal fails to address important aspects regarding the process and criteria for implementing the provisions of the Proposal. In addition, the Proposal includes numerous ambiguities such that the provisions of the Proposal are subject to differing interpretations. Thus, as discussed below, critical aspects of the procedures that the Proposal seeks to establish are not clearly addressed, resulting in the Proposal being subject to differing interpretations and making it impossible to ascertain what the Proposal, if adopted, would require.

A. The Proposal is Excludable Because the Measurements Used in the Proposal are Subject to Multiple Interpretations, Such That Stockholders Would be Unable to Determine the Scope of the Proposal.

The Proposal is materially vague and indefinite because it fails to define key terms and is subject to multiple interpretations. The Proposal states that the Company's proxy materials must include nominees of "(a) any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or (b) any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one half of one percent but less than five percent of the Company's securities eligible to vote for the election of directors."

The Proposal does not specify when the "continuous" one- and two-year holding periods begin and end and therefore, this section of the Proposal is materially vague and indefinite. For example, the applicable holding period could be measured from, among other dates, the date each party submits its nomination to the Company, the record date selected by the Company's board of directors to determine stockholders entitled to notice of and to vote at the upcoming annual meeting of stockholders or the date the Company files its proxy statement.

In addition, the Proposal does not provide specific information as to when the 60-day time period begins and ends or what pricing metric (i.e., fair market value, closing prices, intra-day trading high or volume weighted average price) is to be used to determine the value of the stock. It is also unclear whether the "collective" and "continuous" ownership requirement described in the Proposal must extend at least until the preceding 60 days. Such a conclusion would imply that the nominating stockholder party would not need to continue to hold securities as of the date of the meeting.

The Proposal also does not provide specific information as to how to determine the "date of nomination." The "date of nomination" could be considered to be the date on which the stockholder submits the proxy access proposal or the date the Company receives the proxy access proposal and determines it is compliant. By any interpretation of this language, there does not appear to be any obligation by the stockholders to maintain ownership after the nomination is made or to appear at the meeting.

The Proposal also requires that "preference among 1(a) nominators will be shown to those shareowners/groups holding the greatest number of the Company's shares for at least two years." This section of the Proposal is materially vague and indefinite because it fails to define when such two-year period begins and ends and does not explain how to determine which shareowners hold the greatest number of shares. For example, the two-year period might be measured on the date each stockholder party submits its nomination, or it may be measured on the date the Company files its proxy statement. In addition, the Proposal fails to clarify whether the amount of shares and the "seniority" of stockholders must be analyzed on a cumulative basis or by weighted average.

Additionally, the Proposal requires that "preference among 1(b) nominators will be shown to those groups with the greatest number of shareowners who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000." This section of the Proposal is also materially vague and indefinite because it fails to define when such one-year period begins and ends and does not explain how to determine the greatest number of shareowners. The greatest number of shareowners could be determined, among other dates, as of the date on which the proxy access proposal is first submitted by a party, the record date selected by the Company's board of directors to determine stockholders entitled to notice of and to vote at the upcoming annual meeting of stockholders or the date the Company files its proxy statement. In addition, the Proposal fails to clarify whether the amount of shares and the "seniority" of stockholders must be analyzed on a cumulative basis or by weighted average.

B. The Proposal is Vague with Respect to How Many Directors Stockholders May Nominate.

In numbered paragraph 3, the Proposal sets forth the number of nominations a "party" (that is, a group of "shareowners" unlimited as to number) may put forth as "up to 24% of the company's board of directors." The Company has established staggered terms of its currently 10-member board. As a result, at certain annual meetings, Company stockholders will be asked to elect 3 directors and at other annual meetings, Company stockholders will be asked to elect 4 directors. It is unclear whether the 24% threshold contained in the Proposal applies to the total number of directors at the Company or rather to the number of director seats up for election at a particular stockholder meeting.

Considering that (i) each "party" may have any number of shareowners, (ii) no shareowner may be a member of more than one such "party," and (iii) no direction is given as to whether a "shareowner" is a beneficial owner or a record owner, there are significant logistical problems in determining whether a "party" would be allowed to nominate a director pursuant to the terms suggested by the Proposal. The Company would take the position that a nomination by a "party," a shareowner member of which was also a member of another "party," would be invalid. The Company would take the position that it is the "party" that has the burden of demonstrating compliance with this provision to the Company's satisfaction, but the Proposal contains no language explaining how this would be done. It is materially false and misleading to omit this issue. Finally, the Company notes that in a "party" with an unlimited number of shareowners, there is a significant problem concerning who is authorized to speak for and represent such "party" and what assurance the Company has that the contact person for the "party" is in fact so authorized.

Numbered paragraph 3 continues, "if either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible." The Proposal fails to offer a methodology to use in distributing such director nominations "as evenly as possible." Numbered paragraph 4 offers a contradictory process for allocating preference among nominators but as noted above, that paragraph fails to explain how to measure the requisite holding period and fails to identify the means for calculating the number of shares held by each "party." In any event, the Proposal's inconsistent references to allocating preference among director nominations would create confusion on the part of the Company's stockholders.

The foregoing discussion underscores the difficulty of determining what "party" is eligible to make a nomination based on concerns about record versus beneficial ownership, proof of continuous uninterrupted ownership, and when the measurement date for the applicable holding period ends, all of which are left unresolved by the vague language of the Proposal. There is nothing about the Proposal that would prevent hundreds of shareowners from being involved in this determination. No stockholder being asked to vote on the Proposal can be expected to understand the meaning and effects of this aspect of the Proposal.

C. The Proposal is Misleading Because it Appears to Limit Proxy Access to Persons Unaffiliated with the Company.

Under numbered paragraph 2 of the Proposal, stockholders who are board members or officers of the Company cannot be a member of any nominating party, and therefore they would not be subject to the Proponent's proxy regime. This limitation appears to extend to dissident board members and officers of the Company, and the Proposal does not take into account the interests of stockholders who, though affiliated with the Company, may wish to nominate their own candidates to the board of directors. The Proposal offers no reason why proxy access should be available only to persons unaffiliated with the Company, and not to persons affiliated with the Company but desirous of change. The Proposal does not make any similar distinction with respect to "friendly" stockholders of the Company. The absence of any explanation of the reasons for or the effects of this discrimination is misleading.

D. The Proposal is Vague with Respect to What Actions the Company Must Take to Fully Explain the Legal Requirements for Nominating Board Members Under the Proposal.

Numbered paragraph 6 of the Proposal requires "[e]ach proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents." The Proposal requests certain legal explanations be included in either the Company's proxy statement or its special meeting notice to elect board members. This mandate is vague because it is unclear when such instruction would have to be included and no stockholder asked to vote on the Proposal could understand what is meant by "all legal requirements for nominators" as the Proposal leaves many critical gaps for interpretation. For example, the Proposal references a "special meeting notice to elect board members" but a meeting notice only provides a notice of a meeting and does not elect board members. There is no mention of notice of an annual meeting, when directors are typically elected. It is also unclear in which cases the Company would be required to include an explanation of the nominating procedures. In addition, a lengthy legal explanation of procedures is wholly inappropriate for a meeting notice to stockholders; the purpose of a meeting notice is only to inform stockholders of the date of the meeting and the matters to be acted upon. There is no provision of Delaware law that requires the notice to do more than give a statement of time, place and purpose of a special meeting. Moreover, by the time notice is given, nominations must certainly be closed for the proxy statement to have been written and distributed. This section of the Proposal is thus inconsistent with the law and raises the issue of whether the addition lengthy procedure language about proxy access, in a mere notice, makes the notice confusing to stockholders.

The Proposal is also vague in that it is unclear what is required by the mandate to "fully explain" all "legal requirements." The complexity and volume of all the relevant corporate, securities, and Delaware laws and regulations involved in nominating a public company director is beyond the scope of the disclosure required in a proxy statement and would be unduly burdensome to the Company. It is also unclear what the Proponent means by "fully explain" and what aspect of the procedures would need to be explained. For example, it could require the Company to provide step by step instructions on the nomination process, or it could require the Company to provide an in-depth legal analysis of fiduciary duties of the board members in selecting a nominee, or it could require the Company to describe the qualification requirements of nominees.

E. The Proposal is Vague and Materially Misleading Because the Supporting Statement Suggests Stockholders Do Not Currently Have the Right to Nominate Directors.

The Proposal states in its opening paragraph that, "it is time we allowed shareowners to nominate conscientious independent directors who will move our company forward." Such a statement is false and misleading; all stockholders of the Company currently have the right to nominate directors in accordance with the provisions in the Company's by-laws.

F. The Proposal is Vague and Misleading Because it Cannot be Reconciled With the Company's Existing By-laws.

The Proponent offers a proposal for proxy access that cannot be reconciled with the Company's existing by-laws and would require changes to the Company's by-laws to implement the Proposal. These inconsistencies are material and specific, but the Proposal fails to address them, and no stockholder asked to vote on the Proposal could reasonably be expected to understand them. Without this clarity, the Proponent cannot explain how the by-laws are to function as a whole and not contain a contradiction.

Article I, Section 2(a) of the Company's Amended and Restated By-laws, a copy of which is included with this submission as Exhibit B, deals with nominations of persons for election to the Company's board of directors by the board and stockholders of the Company. Paragraph 1 of such section covers nominations by stockholders *of record*. Paragraph 2 of Article I, Section 2(a) specifies the procedures governing stockholder nominations of directors. These requirements include nominations being made "no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting." Because the by-laws do not provide for proxy access, the stockholder is expected to continue to own his shares through the date of the meeting at which the nominated director is to be considered for election, and, assuming advance notice is proper, to nominate from the floor of the meeting, as permitted by state law.

The Proposal submitted by the Proponent, in contrast, contains no timetable and does not on its face require that "shareowners" be holders of record and does not offer a clear explanation of the nature of required security ownership. Where Article I, Section 2(a) of the Company's by-laws requires disclosure of relevant information, consistent with that required under Regulation 14A and Schedule 14A under the Exchange Act, regarding both nominator and nominee, the Proposal includes no such requirement, referring instead to an obligation of the Company to "fully explain[] all legal requirements for nominators and nominees under federal law, state law and the company's governing documents." The Proposal, however, does not contain any standards whatsoever for the qualifications of a nominee. The Proposal does not require a nominating "party" to disclose information about itself and its members (who may be unlimited in number), and nothing in Article I, Section 2(a) readily lends itself to the provision of information about an unlimited number of "shareowners" who can make up a "party." This is in sharp contrast to the Company's by-law provision on nominations by stockholders and disclosure of information about those making the nomination.

Although the language in the Proposal requires the Company to explain "all legal requirements for nominees," there is nothing in the Proposal that limits nominees to persons meeting those legal requirements. In theory, a "party" may nominate a convicted felon. The Proposal does not appear to require the "party" to establish that its nominee has any particular credentials which is in direct conflict with the existing by-law on stockholder nominations and raises troubling issues about the fiduciary responsibilities of the Company's board of directors in amending the Company's by-laws to permit such a situation. The Proposal does not provide the Company's board of directors with the necessary discretion to exclude (or otherwise treat unequally) any stockholder nominee if, in the exercise of the board's fiduciary duties, the Company's board of directors determined that such exclusion (or unequal treatment) was in the best interest of the Company and its stockholders. The Proposal effectively strips the Company's board of directors of any discretion in this matter, even where the board's fiduciary duties require such discretion to be exercised.

A stockholder attempting to interpret the Proposal could reasonably be expected to conclude that it is at odds with an existing by-law provision on the same topic, including language clearly stating that no person can be nominated unless nominated as provided in Article

I, Section 2(a). The Proposal simply ignores this problem. The Proposal's failure to address this issue makes it materially vague and misleading.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) because the Proposal Constitutes Interference With the Company's Ordinary Business Operations.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-today basis" that they could not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed above, the Proposal seeks to amend the Company's organizational documents in such a way that it would deprive the Company's board of directors of the necessary discretion to exclude any stockholder nominee if, in the exercise of the board's fiduciary duties, the board legitimately determined that such exclusion was in the best interest of the Company and its stockholders. The Company believes that a determination of what constitutes an appropriate standard of qualification to be nominated to the Company's board of directors is fundamental to the board's ability to function effectively and to manage numerous complex considerations that the board is in a more appropriate position to evaluate than stockholders as a group.

The Company's board of directors and its committees are subject to numerous overlapping regulatory schemes that require directors to satisfy various standards of independence and qualifications. The Company notes that its stock is listed on the Nasdaq Stock Market, and that its listing agreement requires that it have a majority of independent directors on its board of directors, and that its audit committee must be comprised of financially literate directors at least one of whom should be an audit committee financial expert. Recently approved rules of the Nasdaq Stock Market impose new standards on the qualifications of persons selected to be on the compensation committee of listed issuers. The Company's board of directors would not be able to ensure that the candidates elected pursuant to the Proposal, if implemented, would result in the Company continuing to have a majority of independent directors, or directors qualified to serve on committees in compliance with their respective committee charters and the Nasdaq rules.

There is nothing in the Proposal that addresses the fact that the election of particular nominees proposed by a "party" could in fact result in a breach by the Company of its listing agreement with the Nasdaq Stock Market, resulting in de-listing of the Company's stock. Omission of this possibility is, in the Company's view, materially false and misleading.

Because the Proposal deals with matters relating to the Company's ordinary business operations, the Proposal is excludable from the Company's 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the Company's 2013 Proxy Materials and that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 570-1091.

Respectfully submitted,



Mark T. Bettencourt, Esq.

cc: James McRitchie
John Chevedden, counsel to James McRitchie
Colin M. Angle, Chief Executive Officer and Chairman of the Board, *iRobot Corporation*
Glen D. Weinstein, Esq., Executive Vice President and Chief Legal Officer, *iRobot Corporation*

Exhibit A

The Proposal

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Colin Angle
Chairman of the Board
iRobot Corporation (IRBT)
8 Crosby Dr
Bedford MA 01730
Phone: 781 430-3000
Fax: 781 430-3001

Dear Mr. Angle,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



12/4/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Glen D. Weinstein <gweinstein@irobot.com>
Corporate Secretary
Elise Caffrey <ecaffrey@irobot.com>
Investor Relations

[IRBT: Rule 14a-8 Proposal, December 13, 2012]

Proposal 4* – Proxy Access for Shareholders

WHEREAS, Our company's stock price declined over one and two year periods, being relatively flat over five years. Our CEO chairs the board. A June 2012 GMI Ratings report found that companies with a separate CEO and chair provide investors with five-year shareholder returns nearly 28% higher than those with combined roles. Our company has a classified board elected on a plurality basis. Shareowners cannot call a special meeting or take action by written consent. A supermajority is required to amend specific bylaws. Our company even has a poison pill not ratified by shareowners. These poor governance policies make it difficult for shareowners to hold individual board members accountable. It is time we allowed shareowners to nominate conscientious independent directors who will move our company forward.

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to allow shareowners to make board nominations as follows:
1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:
a. Any party of one or more shareowners that has collectively held, continuously for two years, at least one percent but less than five percent of the Company's securities eligible to vote for the election of directors, and/or
b. Any party of shareowners of whom 50 or more have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000 and collectively at least one half of one percent but less than five percent of the Company's securities eligible to vote for the election of directors.
2. For any board election, no shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.
3. Parties nominating under 1(a) may collectively, and parties nominating under 1(b) may collectively, make nominations numbering up to 24% of the company's board of directors. If either group should exceed its 24% limit, opportunities to nominate shall be distributed among parties in that group as evenly as possible.
4. If necessary, preference among 1(a) nominators will be shown to those shareowners/groups holding the greatest number of the Company's shares for at least two years, and preference among 1(b) nominators will be shown to those groups with the greatest number of shareowners who have each held continuously for one year a number of shares of the Company's stock that, at some point within the preceding 60 days, was worth at least $2,000.
5. Nominees may include in the proxy statement a 500 word supporting statement.
6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Please vote to protect shareholder value:

Proxy Access for Shareholders – Proposal 4*

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email |
FISMA & OMB Memorandum M-07-16

Exhibit B

Amended and Restated By-Laws

>

<DOCUMENT>
<TYPE>EX-3.3
<SEQUENCE>4
<FILENAME>b55709a1exv3w3.txt
<DESCRIPTION>EX-3.3 AMENDED AND RESTATED BY-LAWS OF THE REGISTRANT
<TEXT>
<PAGE>

Exhibit 3.3

AMENDED AND RESTATED

BY-LAWS

OF

IROBOT CORPORATION

(the "Corporation")

ARTICLE I

Stockholders

SECTION 1. Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these By-laws as an "Annual Meeting") shall be held at the hour, date and place within or without the United States which is fixed by the Board of Directors, which time, date and place may subsequently be changed at any time by vote of the Board of Directors. If no Annual Meeting has been held for a period of thirteen months after the Corporation's last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these By-laws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these By-laws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an Annual Meeting (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this By-law. In addition to the other requirements set forth in this By-law, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (c) of paragraph (a)(1) of this By-law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive

offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's Annual Meeting; provided, however, that in the event

<PAGE>

that the date of the Annual Meeting is advanced by more than 30 days before or delayed by more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the initial public offering of common stock of the Corporation, a stockholder's notice shall be timely if delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 90th day prior to the scheduled date of such Annual Meeting or the 10th day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and the names and addresses of other stockholders known by the stockholder proposing such business to support such proposal, and the class and number of shares of the Corporation's capital stock beneficially owned by such other stockholders; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner; (iii) a description of all arrangements or understanding between such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made; and (iv) a representation whether the beneficial owner intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock requirement to elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such nomination.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 85 days prior to the first anniversary of the preceding year's Annual Meeting, a stockholder's notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be

delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

<PAGE>

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this By-law shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this By-law. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this By-law. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this By-law, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this By-law. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this By-law, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director submitted by a stockholder.

(3) Notwithstanding the foregoing provisions of this Section 2, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding the proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2, to be considered a qualified representative of the stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of the stockholder.

(4) For purposes of this By-law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to

affect any rights of (i) stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the

<PAGE>

Exchange Act or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

SECTION 3. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

SECTION 4. Notice of Meetings; Adjournments. A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation's stock transfer books.

Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these By-laws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder's notice under Section 2 of this Article I of these By-laws.

When any meeting is convened, the presiding officer may adjourn the meeting if (a) no quorum is present for the transaction of business, (b) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (c) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and

<PAGE>

place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the "Certificate") or these By-laws, is entitled to such notice.

SECTION 5. Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6. Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the Delaware General Corporation Law ("DGCL"). Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

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SECTION 8. Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation's transfer agent or other person authorized by these By-laws or by law) shall prepare and make, at least 10 days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9. Presiding Officer. The Chairman of the Board, if one is elected, or if not elected or in his or her absence, the President, shall preside at all Annual Meetings or special meetings of stockholders and shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 5 and 6 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer. SECTION 10. Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

ARTICLE II

Directors

SECTION 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2. Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

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SECTION 3. Qualification. No director need be a stockholder of the Corporation.

SECTION 4. Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5. Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6. Resignation. A director may resign at any time by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7. Regular Meetings. The regular annual meeting of the Board of Directors shall be held, without notice other than this Section 7, on the same date and at the same place as the Annual Meeting following the close of such meeting of stockholders. Other regular meetings of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8. Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

SECTION 9. Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least 24 hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least 48 hours in advance of the meeting. Such notice shall be deemed to be delivered when hand delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if faxed, telexed or telecopied, or when delivered to the telegraph company if sent by telegram.

A written waiver of notice signed before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these By-laws, neither

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the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 9 of this Article II. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11. Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these By-laws.

SECTION 12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13. Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these By-laws.

SECTION 14. Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these By-laws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these By-laws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

SECTION 15. Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated

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committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the

Corporation.

ARTICLE III

Officers

SECTION 1. Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

SECTION 2. Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3. Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4. Tenure. Except as otherwise provided by the Certificate or by these By-laws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5. Resignation. Any officer may resign by delivering his or her written resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

SECTION 6. Removal. Except as otherwise provided by law, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7. Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

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SECTION 9. President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10. Chairman of the Board. The Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall have such other powers and shall perform such other duties as the Board of Directors may from time to time designate.

SECTION 11. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate. If there is no Chairman of the Board or if he or she is absent, the Chief Executive Officer shall preside, when present, at all meetings of stockholders and of the Board of Directors.

SECTION 12. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer.

Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14. Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary, shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities.

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Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15. Other Powers and Duties. Subject to these By-laws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1. Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board of Directors, the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation's officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law.

SECTION 2. Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock may be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require.

SECTION 3. Record Holders. Except as may otherwise be required by law, by the Certificate or by these By-laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

SECTION 4. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any

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rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5. Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1. Definitions. For purposes of this Article:

(a) "Corporate Status" describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, or (iii) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), an Officer or Director of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, "Corporate Status" shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person's activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b) "Director" means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) "Disinterested Director" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) "Expenses" means all attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without

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limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) "Liabilities" means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement.

(f) "Non-Officer Employee" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) "Officer" means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation.

(h) "Proceeding" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i) "Subsidiary" shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) 50% or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director's or Officer's behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and,

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with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Company, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his

or her conduct was unlawful; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Company, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deem proper.

(3) The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce an Officer or Director's rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

SECTION 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee

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seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

SECTION 4. Good Faith. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

SECTION 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce Director's rights to indemnification or advancement of Expenses under these By-laws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such

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expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such is involved by reason of the Corporate Status of such Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer and Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7. Contractual Nature of Rights.

(a) The foregoing provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within 60 days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

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SECTION 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person's Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10. Other Indemnification. The Corporation's obligation, if any, to indemnify any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise.

ARTICLE VI

Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or Executive Committee may authorize.

SECTION 4. Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of this Corporation, or appoint another person or persons to act as proxy or attorney in fact for this Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by this Corporation.

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SECTION 5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6. Corporate Records. The original or attested copies of the Certificate, By-laws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at the office of its counsel or at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7. Certificate. All references in these By-laws to the Certificate shall be deemed to refer to the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

SECTION 8. Amendment of By-laws.

(a) Amendment by Directors. Except as provided otherwise by law, these

By-laws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b) Amendment by Stockholders. These By-laws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose, by the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these By-laws, or other applicable law.

SECTION 9. Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 10. Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver.

Adopted __________, 2005 and effective as of __________, 2005.

</TEXT>
</DOCUMENT>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
iRobot Corporation (IRBT)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 18, 2013 company request concerning this rule 14a-8 proposal.

Our Company proposes grounds for exclusion under two subdivisions of Rule 14a-8. Neither have merit. I address each in the order they are raised in the Company's January 18, 2013 letter.

Section III of our Company's letter claims "The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Therefore, Materially False and Misleading in Violation of Rule 13a-9."

The Proposal should not be excluded pursuant to Rule 14a-8(i)(3) because (A) the Proposal is not vague and indefinite, (B) the use of precatory language allows the board a reasonable degree of flexibility in addressing minor technical details and (C) if there is any language not central to the substance of the proposal that needs modifying, the Proponent would be glad to make such modifications.

While the Proposal complies with the substantive requirements of rule 14a-8, the Staff has allowed shareholder's to revise proposals that may be excluded under 14a-8(i)(3) in the past. More specifically, the Staff has stated:

> "[T]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." Staff Legal Bulletin No. 14B (September 15, 2004).

While the Proponent does not believe that the Proposal is vague or indefinite, in the event the Staff would like to see minor modifications, the Proponent asks that the Staff allow such modifications. The Proponent also requests that the Staff balances the need for ensuring that shareholders can take full advantage of Rule 14a-8(i)(8) with respect for the limitations of Rule 14a-8(d), which restricts proposals (and supporting statements) to 500 words.